Exhibit 99.10

PRESS RELEASE

COLLECTIVE MINING ANNOUNCES C$30 MILLION BOUGHT DEAL FINANCING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, March 15, 2023 – Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) has announced today that it has entered into an agreement with BMO Capital Markets and Clarus Securities Inc., on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on “bought deal” basis, 7,060,000 common shares in the capital of the Company (the “Common Shares”), at a price of C$4.25 per Common Share for gross proceeds of approximately C$30 million (the “Offering”). The Company has granted the Underwriters an option (the “Over-allotment Option”), exercisable in whole or in part, to purchase up to an additional 1,059,000 Common Shares for a period of 30 days from and including the closing date of the Offering to cover over-allotments, if any, and for market stabilization purposes. The Underwriters shall be under no obligation whatsoever to exercise the Over-allotment Option in whole or in part. If the Over-allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be approximately C$35 million. The offering is expected to close on or about March 22, 2023 and is subject to Collective receiving all necessary regulatory approvals.

The Company intends to use the net proceeds from the Offering to fund ongoing work programs to advance the Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes.

The Common Shares will be offered by way of: (i) a prospectus supplement (the “Prospectus Supplement”) to Collective’s short form base shelf prospectus dated November 9, 2021, which Prospectus Supplement will be filed with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada, except Québec; (ii) in the United States or to or for the account or benefit of “U.S. persons” as defined by Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), by way of private placement pursuant to the exemption from registration provided for under Regulation D and/or Section 4(a)(2) and Rule 144A of U.S. Securities Act and the applicable securities laws of any state of the United States; and (iii) in jurisdictions outside of Canada and the United States as are agreed to by the Company and the Underwriters on a private placement or equivalent basis.

The securities being offered have not been, nor will they be, registered under the U.S. Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expansion the overall dimensions of the system, which remains open in all directions.

Management and insiders own nearly 52% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol "CNL" and on the OTCQX under the trading symbol “CNLMF”.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the filing of the Prospectus Supplement; receipt of all regulatory approvals in connection with the Offering; the completion of the Offering and the use of the net proceeds therefrom; anticipated advancement of mineral properties or programs; future operations; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: inability of the Company to satisfy the conditions to closing the Offering; risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the impact of COVID19 on the timing of exploration and development work; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors will be described in detail in the Prospectus Supplement and the documents incorporated by reference therein.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.